

07007157

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 21 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51160

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 29, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sharebuilder Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 120th AVE NE
(No. and Street)

Bellevue	WA	98005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Greenshields CFO 425-451-7393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Ave Ste 3500	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 26 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/25

OATH OR AFFIRMATION

I, A Daniel Greenshields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ShareBuilder Securities Corporation, as of June 29, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
DEBRA A. COMPTON
MY COMMISSION EXPIRES
Nov. 9, 2009

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ShareBuilder Securities Corporation
(A wholly owned subsidiary of ShareBuilder Corporation)

Statement of Financial Condition

June 29, 2007

Contents



Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
ShareBuilder Securities Corporation

We have audited the accompanying statement of financial condition of ShareBuilder Securities Corporation (the Company) (a wholly owned subsidiary of ShareBuilder Corporation) as of June 29, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ShareBuilder Securities Corporation at June 29, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

August 23, 2007

ShareBuilder Securities Corporation
(A wholly owned subsidiary of ShareBuilder Corporation)

Statement of Financial Condition

June 29, 2007

Assets	
Cash and cash equivalents	$ 9,983,863
Cash segregated under regulation	300,000
Receivables from clearing organizations	25,000
Receivables from customers	12,048,305
Accounts receivable	1,037,574
Securities owned	1,296,431
Prepaid expenses and other assets	541,002
Deferred tax assets, net	3,135,401
Total assets	$ 28,367,576
Liabilities and stockholder's equity	
Securities sold, not yet purchased	$ 426,284
Payable to customers	545,031
Payable to clearing organizations	10,348,844
Accounts payable and accrued liabilities	4,099,644
Fees payable to Parent	694,453
Deferred revenue	378,745
Total liabilities	16,493,001
Stockholder's equity:	
Preferred stock, no par value:	
Authorized shares – 30,000,000	
Issued and outstanding shares – none	–
Common stock, no par value:	
Authorized shares – 70,000,000	
Issued and outstanding shares – 1,000,000	23,748,481
Accumulated deficit	(11,873,906)
Total stockholder's equity	11,874,575
Total liabilities and stockholder's equity	$ 28,367,576

See accompanying notes.

ShareBuilder Securities Corporation
(A wholly owned subsidiary of ShareBuilder Corporation)

Notes to Statement of Financial Condition

June 29, 2007

1. Organization and Nature of Business

ShareBuilder Securities Corporation (the Company), a Washington corporation, was formed on July 1, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (the FINRA) (formerly known as the National Association of Securities Dealers). The Company provides broker-dealer services to self-directed investors. The Company is a wholly owned subsidiary of ShareBuilder Corporation (the Parent).

The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key individuals, continued successful development and marketing of services, and competition from substitute services and larger companies with greater financial, technical, management, and marketing resources.

2. Summary of Significant Accounting Policies

Financial Reporting Period

The Company's fiscal year ends on the Friday nearest to June 30th, resulting in a 52- or 53-week year annually. The fiscal year ended June 29, 2007 included 52 weeks.

Use of Estimates in the Preparation of Statement of Financial Condition

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, commercial paper, money market accounts, and investment accounts with financial institutions. Recorded amounts approximate fair value. The Company considers all cash deposits and highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Certain cash deposits may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

2. Summary of Significant Accounting Policies (continued)

Securities

Securities owned include odd lot and fractional shares of readily marketable common stock and exchange-traded funds retained when the Company purchases shares on behalf of customers and are reported on a settlement-date basis, which is materially consistent with the trade-date basis. Marketable securities owned are recorded at fair value. Fair value is generally based on end-of-the-day quoted market prices.

Securities owned also include major stock index option contracts that are used by the Company to reduce the risk of significant market fluctuation on the value of marketable securities. The Company accounts for these derivative instruments pursuant to Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, which requires that the stock index contracts be recorded on the statement of financial condition at fair value.

Securities sold, not yet purchased are stated at market value and represent obligations to deliver specified securities at predetermined prices with related changes in unrealized appreciation or depreciation reflected in net trading loss. Market value is generally based on published market prices or other relevant factors, including dealer price quotations. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Margin Lending Operations

In February 2007, the Company introduced its margin lending product to eligible customers collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (Federal Reserve), the margin requirements of the FINRA, and the Company's internal policies. Under the margin rules of the Federal Reserve, the customer is obligated to maintain net equity equal to at least 25 percent of the value of the securities in the account. However, the Company currently requires the customer to maintain net equity equal to at least 30 percent of the value of the securities in the account. The Company may increase this requirement up to 100 percent on certain accounts, groups of accounts, individual securities, or groups of securities, as deemed necessary.

2. Summary of Significant Accounting Policies (continued)

The Company has an arrangement with its clearing broker to support the margin credit and leverage needs of its customers.

Margin Risk

By permitting customers to purchase on margin, the Company is subject to risks inherent in extending credits, especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of the customer's indebtedness. To the extent that the margin loans exceed customer cash balances, the Company may not be able to obtain financing on favorable terms or in sufficient amounts from its clearing partner. Sharp changes in market values of substantial amounts of securities and the failure by parties to the borrowing transactions to honor their commitments could have a material adverse effect on the Company's revenues and profitability. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary. Management is responsible for supervising the risks associated with leverage and monitors the customers' margin positions to identify customer accounts that may need additional collateral or liquidation. The Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liability related to these has been recognized in the statement of financial condition.

Receivables from and Payable to Customers

Receivables from and payable to customers include the amounts due from and due to customers on margin, securities, and cash transactions.

Inventory

Inventory is included in prepaid expenses and other assets and consists of retail products available for sale which are accounted for using the first-in, first-out method, and are valued at the lower of cost or market value. This valuation requires the Company to make judgments based on currently available information about sales and expected recoverable values. Based on this evaluation, the Company adjusts the carrying amount of inventories to the lower of cost or market value.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenues consist primarily of broker-dealer trade commissions and subscription fees. Commissions are recognized on a settlement-date basis, which is not materially different from a trade-date basis. Subscription fees, which consist of the monthly subscription fee charged to account holders for processing the program-specified number of transactions, are recognized on the first business day of the month to which the fee relates.

Money market 12b-1 fees, IRA maintenance fees, retail sales, and other fees are recognized as services are provided. Interest and dividend revenues are earned from the underlying securities owned and margin transactions and are accounted for on an accrual basis.

Sales and Marketing

Sales and marketing expenses reflect the costs associated with customer acquisition and are expensed as incurred.

Stock-Based Compensation

The Company's employees participate in the Parent's various incentive plans. The Company records its allocated share of the Parent's stock-based compensation cost. Prior to July 1, 2006, in accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, the Parent has not recognized compensation cost for its stock option awards. Effective July 1, 2006, the Company adopted SFAS No. 123(R) (revised 2004), *Share-Based Payment*, and related interpretations. SFAS No. 123(R) requires the cost resulting from stock options to be measured at fair value and recognized in earnings. SFAS No. 123(R) replaces SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, which permitted the recognition of compensation expense using the intrinsic value method. On July 1, 2006, the Parent adopted the prospective method provisions of SFAS No. 123(R) and related guidance. Under the prospective method of SFAS No. 123(R), since the Parent previously accounted for its equity awards using the intrinsic-value method under APB Opinion No. 25, the Parent continues to apply APB Opinion No. 25 in future periods to equity awards outstanding at the date of adoption of SFAS No. 123(R). All awards granted, modified, or settled after the date of adoption will be accounted for using the measurement, recognition, and attribution provisions of SFAS No. 123(R).

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company accounts for income taxes on a separate return basis. The Company receives reimbursement from or makes payment to the Parent for current taxes in accordance with the Tax Sharing Agreement between the Parent and its subsidiaries. In accordance with this agreement, the Parent determines the Company's share of federal income tax liability or benefit based on its contribution to the consolidated federal taxable income or loss.

The Company recognizes the deferred tax effects of temporary differences between book and tax bases of assets and liabilities. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, more likely than not, based on current circumstances, are not expected to be realized.

New Accounting Pronouncements

Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,* clarifies the accounting for uncertainty in tax positions. FIN 48 prescribes guidance related to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires recognition in the statement of financial condition of the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company has not yet determined the effect, if any, of this interpretation on its financial position.

SFAS No. 157, *Fair Value Measurements*, clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. The statement is effective for the financial statement issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact this guidance will have on its financial position.

2. Summary of Significant Accounting Policies (continued)

SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, permits entities to elect to measure eligible financial instruments, commitments, and certain other arrangements at fair value at specified election dates with changes in fair value recognized in earnings at each subsequent reporting period. The statement is effective for the financial statement issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact this guidance will have on its financial position.

3. Cash Segregated Under Other Regulations and Restricted Cash

At June 29, 2007, cash of $300,000 has been segregated in a special reserve bank account for the exclusive benefit of customers and secured in accordance with SEC Rule 15c3-3.

4. Receivables from and Payable to Clearing Organizations

The Company clears its proprietary and customer transactions with another broker-dealer through an omnibus relationship. The Company keeps a deposit of $25,000 to maintain this relationship. At June 29, 2007, the Company has a payable of $10,348,844 to its clearing broker, primarily as a result of the margin agreement.

5. Securities Owned and Securities Sold, Not Yet Purchased

At June 29, 2007, securities owned and securities sold, not yet purchased, include the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Corporate stocks	$ 1,285,101	$ 422,984
Stock index option contracts	11,330	3,300
	$ 1,296,431	$ 426,284

The clearing broker has the right to hypothecate the corporate shares owned by the Company.

6. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities owned, and certain receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased, and certain payables are carried at fair value or contracted amounts approximating fair value.

In the normal course of business, the Company may enter into transactions in financial instruments to reduce exposure to changes in the fair value of the portfolio. At June 29, 2007, the Company had 11 stock index call options and 11 stock index put options. The underlying values (notional amounts) of the call and put options are approximately $1,653,685 and $1,653,685, respectively. Such option contracts are exchange-traded and settle on a daily basis. The notional amounts are not reflected on the statement of financial condition and are indicative only of the position at June 29, 2007.

7. Related-Party Transactions

The Company shares certain resources and office space with the Parent and is charged a portion of compensation, benefits, accounting fees, office supplies, rent, depreciation, and other operating expenses based on proportionate usage during the fiscal year. Additionally, the Company entered into a License and Royalty Agreement (the License Agreement) with the Parent. The License Agreement provides for payments from the Company to the Parent for the Company's ongoing use of the software, technology, and trademarks generated and owned by the Parent.

Fees payable to Parent reflect amounts payable for the aforementioned operating and License and Royalty Agreement for expenses paid by the Parent on behalf of the Company.

The Company's employees may participate in the stock option plan, the 401(k), and the profit-sharing plan and other employee programs of the Parent.

Wells Fargo Bank (Wells Fargo) is a shareholder of, and has a representative on, the Board of Directors of the Parent. The Company uses Wells Fargo for substantially all of its banking and Automated Clearing House (ACH) needs. Additionally, the Company has a marketing agreement with Wells Fargo for which it compensates Wells Fargo for marketing a co-branded version of ShareBuilder® product to its customers. Banking fees and the co-brand agreement fees of $117,150 are included in accounts payable and accrued liabilities on the statement of financial condition at June 29, 2007.

7. Related-Party Transactions (continued)

Symetra Financial Corporation (Symetra) had an executive on the Board of Directors of the Parent until August 2006. The Company has a marketing agreement with Symetra for which the Company compensates Symetra for marketing a co-branded version of ShareBuilder® product. Symetra co-brand fees of $6,630 are included in accounts payable and accrued liabilities on the statement of financial condition at June 29, 2007.

8. Federal Income Taxes

The components of the Company's deferred tax assets and liabilities are as follows:

	June 29, 2007
Deferred tax assets:	
Accrued vacation	$ 81,840
Depreciation and amortization	53,067
Accrued liabilities	42,650
Other	100,055
Net operating loss carryforwards	2,957,755
Total deferred tax assets	3,235,367
Deferred tax liabilities:	
Prepaid expenses	(99,966)
Total deferred tax liabilities	(99,966)
Net deferred tax assets	$3,135,401

The Company does not have a valuation allowance because it is more likely than not that the deferred tax assets will be realized. The Company has net operating loss carryforwards of approximately $8.7 million, which are available to reduce future taxable income tax for federal income tax purposes. Such net operating loss carryforwards begin to expire in 2011. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available to be used in any given year if certain events occur, including changes in ownership interests.

For the fiscal year ended June 29, 2007, the Company was allocated $2.8 million of net operating loss carryforwards utilized by the Parent to reduce federal income taxes otherwise currently payable to the Parent.

9. Commitments and Contingencies

In June 2007, the Company settled with a vendor whose contract was terminated in 2006. The agreed upon settlement was $1,000,000, which will be paid in three installments from June 2007 through December 2007. The first installment was made on June 18, 2007. The remaining unpaid amount is included in accounts payable and accrued liabilities on the statement of financial condition at June 29, 2007.

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

In the normal course of business, the Company enters into underwriting commitments. There were no open transactions relating to such underwriting commitments at June 29, 2007.

10. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires that the Company maintain minimum net capital equivalent to the greater of $250,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 29, 2007, the Company had net capital of $6,167,836 as defined, which was $5,113,731 in excess of its required minimum net capital of $1,054,105. The Company's ratio of aggregate indebtedness to net capital was 2.56 to 1 at June 29, 2007.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. At June 29, 2007, the Company was in compliance with all such requirements.


END